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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF
                           1934 (AMENDMENT NO. 7)*


                                 QUIPP, INC.
   ----------------------------------------------------------------------
                              (Name of Issuer)

                                COMMON STOCK
   ----------------------------------------------------------------------
                       (Title of Class of Securities)

                                 748802 10 5
                             ------------------
                               (CUSIP Number)

                             KENNETH G. LANGONE
                               375 PARK AVENUE
                          NEW YORK, NEW YORK 10152
   ----------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)


                                JULY 17, 1995
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP NO.    748802 10 5        SCHEDULE 13D                 PAGE 2 OF 4 PAGES



1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     KENNETH G. LANGONE  ###-##-####
---------------------------------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                      (A)  / /
                                                                                            (B)  / /
---------------------------------------------------------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
                 00
---------------------------------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e) / /
---------------------------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                 UNITED STATES OF AMERICA
---------------------------------------------------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
   NUMBER OF                      146,500 SHARES
     SHARES      ----------------------------------------------------------------------------------------------------------
  BENEFICIALLY            8       SHARED VOTING POWER
    OWNED BY                      - 0 - SHARES
       EACH      ----------------------------------------------------------------------------------------------------------
    REPORTING             9       SOLE DISPOSITIVE POWER
     PERSON                       146,500 SHARES
       WITH      ----------------------------------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  - 0 - SHARES
---------------------------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     146,500 SHARES
---------------------------------------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*            / /

---------------------------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 9.1%
---------------------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                 IN
---------------------------------------------------------------------------------------------------------------------------
                                               SEE INSTRUCTIONS BEFORE FILLING OUT!





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CUSIP NO.    748802 10 5            SCHEDULE 13D              PAGE 3 OF 4 PAGES



                 This Amendment No. 7 amends and supplements Amendment No. 6 to
Schedule 13D (the "Schedule 13D") filed on behalf of Kenneth G. Langone, successor-in-interest to North-South Investors II filed with the Commission on November 16, 1989. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Schedule 13D.

                 The purpose of this amendment is to amend Item 5 of the
Schedule 13D as follows:

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

                 Kenneth G. Langone beneficially owns 146,500 shares of Quipp common stock, constituting 9.1% of the total shares of Quipp common stock outstanding. Such amount includes 45,400 shares owned by Invemed, a wholly owned subsidiary of Invemed Securities, Inc., which is 81% owned by Mr. Langone, and excludes warrants to purchase 42,500 shares of Quipp common stock which were held by Invemed prior to their expiration on August 18, 1991.

                 Kenneth G. Langone has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition, of the reported shares.

                 On July 17, 1995, Invemed sold 16,500 shares of Quipp common stock for $13.70 per share; on July 18, 1995, Invemed sold 1,500 shares of Quipp common stock for $13.50 per share; and on August 1, 1995, Invemed sold 1,917 shares of Quipp common stock for $14 per share, 1,752 shares of Quipp common stock for $14.25 per share and 906 shares of Quipp common stock for $13.75 per share.





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CUSIP NO.    748802 10 5          SCHEDULE 13D               PAGE 4 OF 4 PAGES



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        October 24, 1995
                                    ------------------------
                                              (Date)


                                     /s/ Kenneth G. Langone
                                    ------------------------
                                           (Signature)


                                       Kenneth G. Langone
                                    ------------------------
                                           (Name/Title)